SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2002

Crayfish Co., Ltd.

(Translation of registrant’s name into English)

6F, Hikari: Bldg.

2-16-13 Ikebukuro
Toshima-Ku,
Tokyo 171-0014
Japan

(Address of principal executive offices)

Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

Table of Contents

1.	Corrected Page 6 and Page 10 of Presentation of Financial Results for 4Q. FY2002 as delivered during previously announced investors conference call on November 19, 2002.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.
_________________________________________ (Registrant)

By	/s/ Kazuhiko Muraki

______________________________________ (Signature)
Kazuhiko Muraki
President and Representative Director

Date: November 20, 2002

Financial Results for 4Q. FY2002 Crayfish Co., Ltd. November 19, 2002

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward- looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation: that the Company may be unable to retain existing customers or expand the size of its customer base, that it may be unable to develop an effective marketing channel, that its business may be negatively affected by the performance of third parties to whom the Company outsources its operations, that any new businesses it may enter may not prove successful, that it may delist or be subject to delisting of its shares in Japan or its ADRs in the United States, and the outcome of securities class action litigation against the Company. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this presentation, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934. Safe Harbor

Contents Part 1 Financial Results for 4Q. FY2002 Part 2 Mid-long term strategy

Part 1 Financial Results for 4Q. FY2002 Presented by Chief Financial Officer Fumio Komatsubara

Balance Sheet (In Million Yen) FY2002. 4Q (At September 30, 2002) FY2002. 3Q (At July 30, 2002 ) FY2001. 4Q (At September 30, 2002) Current Assets 16,709 16,434 15,043 Fixed Assets 206 244 567 Total Assets 16,915 16,678 15,610 Current Liabilities 198 168 233 Long-term Liabilities - - - Total Liabilities 198 168 233 Total Shareholder's Equity 16,717 16,509 15,377 Total Liabilities and Shareholder's Equity 16,915 16,678 15,610

Income Statement FY2002. 4Q (02/7~02/9) FY2002. 3Q (02/4~02/6) FY2002 (01/10~02/9) FY2001 (00/10~01/9) Revenue 543 636 2,945 5,312 Gross profit 387 498 2,309 1,920 SG&A Expense 147 198 778 1,713 Income (Loss) from Operation 220 286 1,331 ^7,354 Income (Loss) from continuing operation before provision for income tax 208 281 1,342 ^8,401 Net income (loss) 207 280 1,338 ^9,569 (In Million Yen)

(In Million Yen) Revenue 00/12 37259 37262 ^^? 1031.4 735 636 543 ^?^ FY2002 1Q (Oct. 2001-Dec.2001) 2Q ( Jan.2002-Mar.2002) 3Q (Apr.2002-Jun.2002) 4Q (Jul.2002-Sep.2002)

(In Million Yen) Cost of Revenue FY2002 1Q (Oct. 2001-Dec.2001) 2Q ( Jan.2002-Mar.2002) 3Q (Apr.2002-Jun.2002) 4Q (Jul.2002-Sep.2002) Maintain effective cost controls and resource management

SG&A Expense


(In Million Yen)
300
250
200
150
100
50
0
176
256
198
147
FY2002
1Q
(Oct. 2001-Dec.2001)
2Q
(Jan.2002-Mar.2002)
3Q
(Apr.2002-Jun.2002)
4Q
(Jul.2002-Sep.2002)

© Crayfish Co., Ltd. 2002 All Rights Reserved.
Page.9

Net Income (In Million Yen) FY2002 1Q (Oct. 2001-Dec.2001) 2Q ( Jan.2002-Mar.2002) 3Q (Apr.2002-Jun.2002) 4Q (Jul.2002-Sep.2002) Net income for four consecutive quarters

Cash Flow (In Million Yen) FY2002.1Q (01/9-01/12) FY2002.2Q (02/1-02/3) FY2002.3Q (02/4-02/6) FY2002.4Q (02/7-02/9) CF from Operating Activities 548 652 301 276 CF from Investing Activities 65 133 0 5 CF from Financial Activities (15) 2 0 16 Net increase in cash and cash equivalent 598 787 301 297

Subscribers 01 Oct. 01 Nov. 01 Dec. 02 Jan. 02 Feb. 02 Mar. 02 Apr. 02 May 02 June 02 July 02 Sep. 02 Aug.

Part II Mid-Long Term Business Strategy Presented by Chief Executive Officer Kazuhiko Muraki

Period Summary for Crayfish Revival

Crayfish

Fiscal year net income recognized for the first time since the the Company's listing.

※Intranets K.K. was removed from Japan GAAP consolidated financial results as announced in the press release as of January 24, 2002.

Restructuring → **Strengthen Marketing and Product and Services**

FY2001 4Q
- Reducing excess capital investment
- Downsizing employees to 70
- Withdraw from non-core operations

FY2002 1Q
- Terminate the DESKWING promotion campaign
- Reallocate its headquarters

FY2002 2Q
- Start to offer Virus Check officially
- Remove Intranets K.K. from Japan GAAP consolidated financial results

FY2002 3Q

FY2002 4Q
- Offer new DESKWING plans
- Reallocate its headquarters
- Outsource to CTW
- Outsource to GMO
- Partner with FreeBit.Com Co., Ltd.
- Down size employees to 40

© Crayfish Co., Ltd. 2002 All Rights Reserved.

Page:14

Operating Improvements Yield Significant Gains FY2001 (00/10~01/9) FY2002 (01/10~02/9) % Year-on-Year Increase/(Decrease) Subscribers 41,648 19,348 (53.5%) Revenue 5,312 2,945 (44.6%) Cost of revenues 3,392 636 (82.3%) SG&A 1,714 778 (54.6%) Income (Loss) from Operation (7,354) 1,331 N/A Income (Loss) from continuing operations before provision for income tax (8,401) 1,342 N/A Net Income (8,405) 1,338 N/A (In Million Yen) Fiscal year net income recognized for the first time since the the Company's listing.

4Q FY2002 Highlights ①
Crayfish

3Q/4Q FY2002
Service
Improvements

Improve Basic
Specs for
DESKWING

Strengthen
Competitiveness of
DESKWING

Maximize
Subscription Term

Reduce
Cancellations

Two DESKWING service plans to meet customers' needs:

- Up to 600 free email accounts
- Basic disc storage capacity of 600MB (Type 1 DESKWING service) and 1.5GM (Type 2 DESKWING service)
- Free CGI
- SSL-based network environment
- Free password- protected data transmission



Discount Service

ねんねん割引

•Profitable discount structure

•Incremental discounts help secure long-term customers

© Crayfish Co., Ltd. 2002 All Rights Reserved.
Page:16

Strengthen Marketing Management Strategies Implemented in 3Q/4Q FY2002 ^Outsourcing to: -Global Media Online ^-CalltoWeb Focus^Marketing 4Q FY2002 Highlights ^ Strengthen Group Synergies

New business style

Crayfish

GMO

CallteWeb

Crayfish

Re-allocate resources to develop products meeting SMEs' needs

Result

- Improve DESKWING service plan
- Introduce new discount service plan
- Improve DESKWING server capacity

Outsourcing Operations

GMO / CallteWeb	Crayfish	
Support	Support	Marketing
Administration	Administration	Development
Maintenance	Maintenance	Sales Promotion
Billing	Billing	

© Crayfish Co., Ltd. 2002 All Rights Reserved.

Page:18

Crayfish

New DESKWING Service Plans

	Old Service	New Service	
Plan		Type-1	Type-2
Capacity	100MB	600MB	1.5GB
Maximum e-mail addresses	50	600	600
Start-up fee	\30,000	\10,000	Free
Basic monthly fee	\10,000	\10,000	\20,000
WEB fee	\1,000	Free	Free
Basic fee per 1MB capacity (* Industry Average = \29)	\100	\17	\14

* （based on Company research）

And

- Free CGI
- SSL-based network environment
- Free password- protected data transmission
- Homepage design enhancements

© Crayfish Co., Ltd. 2002 All Rights Reserved.
Page:19

Goals For FY2003 Achieve to Continue Profits ^Improve Products ^Offer more optional services ^Improve Profitability ^Acquire more subscribers ^Improve Cost Performance

"McAfee Virus Check" Powerful service for virus scanning and eradicating infected incoming and outgoing e-mail. "Nikkei Telecon 21 Pack" Powerful business information database and search engine for businesses. "Access ADSL" Low-cost high-speed 10Mbps ADSL service. Product Improvements Offer optional services customers continually demand

Improve Profitability Reduce Cancellations Strengthen services to retain clients focusing on "Nennen Waribiki" Improve existing services Superior support to meet customer needs ^Profitable marketing control costs work with group companies effectively use existing customers ^IT products that meet customer needs ^Comprehensive products spanning business genres Grow customers and revenues Acquire Customers Offer New Products

Image for Mid-Long term Business Improve Profitability Improve Company Value Continue Profits 500million SME's Sales Agents Support Agents Focus on planning new products and services Plan and Provide New Products & Services Support Sales Customer Needs & Customer Information

Company Vision Hosting services for Japan's SME's Total information technology partner for Japan's SME's

Questions

Crayfish Co., Ltd. Thank you for time